UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44325

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SUSQUEHANNA FINANCIAL GROUP, LLLP

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 CITY AVENUE, SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT SACK	610-617-2812	ROB.SACK@SIG.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT SACK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SUSQUEHANNA FINANCIAL GROUP, LLLP, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]



Title:
TREASURER

Commonwealth of Pennsylvania - Notary Seal
MICHAEL L MOLLEN - Notary Public
Montgomery County
My Commission Expires June 14, 2026
Commission Number 1225167

[signature] 2/22/24
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SUSQUEHANNA FINANCIAL GROUP, LLLP

(a limited liability limited partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023



Report of Independent Registered Public Accounting Firm

To the Partners of Susquehanna Financial Group, LLLP

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Susquehanna Financial Group, LLLP (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management. as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 28, 2024

We have served as the Company's auditor since 2023.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, www.pwc.com/us

SUSQUEHANNA FINANCIAL GROUP, LLLP

Statement of Financial Condition
December 31, 2023
(dollars in thousands)

Assets	
Cash segregated under federal and other regulations	$ 2,700
Receivable from clearing brokers	12,777
Securities owned - at fair value	11
Securities purchased under agreements to resell	438,402
Securities borrowed	1,577,399
Accrued trading receivables	9,545
Receivable from affiliates	234
Commission receivables	9,841
Fixed assets (net of accumulated depreciation of $2,180)	1,217
Operating lease right-of-use asset (net of accumulated amortization of $581)	450
Finance lease right-of-use asset (net of accumulated amortization of $167)	2,502
Other assets	284
Total assets	$ 2,055,362
Liabilities and partners' capital	
Payable to clearing broker	$ 11,822
Bond interest payable	4
Securities sold, not yet purchased - at fair value	1,050
Securities sold under agreements to repurchase	183,003
Securities loaned	1,527,651
Accrued trading payables	10,065
Payable to affiliates	6,989
Accrued compensation	25,000
Guaranteed payments to partner	94
Operating lease liability	457
Accrued expenses and other liabilities	992
Total liabilities	1,767,127
Partners' capital	288,235
Total liabilities and partners' capital	$ 2,055,362

See notes to statement of financial condition

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2023
(dollars in thousands)

NOTE A – ORGANIZATION

Susquehanna Financial Group, LLLP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining regulatory authority is the Financial Industry Regulatory Authority, Inc. The Entity generally acts as an introducing broker and trades for its own account as a market-maker on the principal United States securities exchanges. The Entity is owned 99.9% by SFG Holding, LLC and 0.1% by SFG Partner, LLC.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Financial Instruments

The Entity records purchases and sales of securities and related revenues and expenses on a trade-date basis.

Interest income and expense are recorded on the accrual basis.

Dividend income and expense are recorded on the ex-dividend date.

Cash

The Entity maintains a deposit account for cash, which at times, may exceed federally insured limits of $250.

Depreciation

Depreciation of fixed assets is computed using the straight-line method over the estimated useful life of the assets.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of financial instruments that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date.

Revenue From Contracts

Revenue from contracts consists of commission income earned from customers under current agreements and order execution services provided to affiliates. Each time the Entity acts as an introducing broker of a trade for a customer or executes an order, it has fulfilled all performance obligations, and therefore, recognizes and records the revenue associated with commission income or order execution on a trade date basis. Commission income could include research income, which occurs when certain customers consume the Entity's research services.

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2023
(dollars in thousands)

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Current Expected Credit Losses ("CECL")

The Entity assessed certain financial assets, as noted below, measured at amortized cost for credit losses using a CECL methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivable from clearing brokers; the Entity has concluded that there are currently no expected credit losses based on the nature and contractual life or expected life of the financial assets held at each of the Entity's clearing brokers and clearing organizations. Certain trades and contracts are cleared through a centralized clearing organization and settled daily between the clearing organization and the Entity's prime broker, therefore limiting the amount of unsettled credit exposure. The Entity monitors the capital adequacy of such organizations.

For securities purchased under agreements to resell, the Entity elects to use the practical expedient when eligible. The Entity determines if it is eligible for the collateral maintenance provision practical expedient and considers the credit quality of these assets and the related need for an allowance for credit losses based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the borrowings and collateral, 2) the counterparty's continuing ability to meet additional collateral requests based on decreases in the fair value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. The Entity reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract. The practical expedient permits the Entity to consider that the expectation for nonpayment of the amortized cost basis is zero.

For securities borrowed, the Entity applies a practical expedient to measure the allowance for credit losses based on the fair value of the collateral. If the fair value of the collateral held exceeds the amortized cost and the borrower is expected to continue to replenish the collateral as needed, the Entity will not recognize an allowance. If the fair value of collateral is less than amortized cost and the borrower fails to replenish the collateral as agreed upon in the agreements, the Entity would close out the contract in a time frame that is consistent with the Entity's credit risk procedures. If, after a reasonable amount of time, the Entity does not close out the contract and the collateral remains deficient, the Entity will recognize an allowance for credit losses based on the Entity's CECL methodology.

For commission receivables, the allowance for credit losses is based on the Entity's expectation of the collectability of commission receivables utilizing the CECL framework. The Entity considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Entity's expectation of the collectability in determining the allowance for credit losses. If, upon evaluation of any aged commission receivable, the Entity believes there is expected risk associated with an overdue commission amount, the Entity will establish an allowance for credit loss based on the Entity's CECL methodology.

Use of Estimates

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management. Actual results could differ from those estimates.

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2023
(dollars in thousands)

NOTE C – CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $2,700 has been segregated in a special reserve bank account for the benefit of customers in accordance with the Entity's exemption under Section k(2)(i) of Rule 15c3-3.

NOTE D – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

Level 2: Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2023
(dollars in thousands)

NOTE D – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The tables that follow set forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2023:

Assets measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equities/Options:			
Market Maker	$ 11	$ 11	$ —

Liabilities measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Equities:			
Market Maker	$ 12	$ 12	$ —
Debt Securities:			
Government (Treasury)	1,038	—	1,038

Equity securities owned and equity securities sold, not yet purchased, that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Debt securities are generally valued using broker or dealer quotations or alternative pricing sources on the last business day of the year. Options listed on a single exchange are valued at the mean between the last bid and the last ask prices on the last business day of the year. Options listed on multiple exchanges are priced using the National Best Bid Offer average, defined as the average of the lowest offer and highest bid on the last business day of the year.

NOTE E – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity/option securities	$ 11	$ 12
Debt securities	—	1,038
	$ 11	$ 1,050

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2023(dollars in thousands)

NOTE F – SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Repurchase and resale agreements are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements, plus accrued interest. The Entity continually monitors the fair value of the underlying securities as compared with the related receivable and payable, including accrued interest, and requests or pays additional collateral where deemed appropriate.

Financial instruments purchased or sold in resale and repurchase agreements consist of U.S. government obligations and are presented under securities purchased under agreements to resell and securities sold under agreements to repurchase on the statement of financial condition. The fair values of securities collateralizing the repurchase and resale agreements were $181,098 and $435,459, respectively, as of December 31, 2023.

The following table shows the obligations associated with repurchase and resale agreements by maturity date:

	Securities Purchased Under Agreements to Resell	Securities Sold Under Agreements to Repurchase
Overnight	$ 268,915	$ 153,309
No stated maturity	169,487	29,694
	$ 438,402	$ 183,003

At December 31, 2023, the Entity had the right to offset $16,319 of overnight repurchase and resale agreements under master netting arrangements, but management elected not to offset on the statement of financial condition.

NOTE G – SECURITIES BORROWED AND SECURITIES LOANED

Securities borrowed and securities loaned are recorded as collateralized financing based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Entity to deposit cash with the lender. With respect to securities loaned, the Entity receives collateral in the form of cash.

The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of fair value of the applicable securities borrowed or loaned. The Entity monitors the fair value of securities borrowed and loaned, with additional collateral obtained, or excess collateral refunded, when deemed appropriate. The fair values of securities borrowed and securities loaned were $1,495,866 and $1,495,325, respectively, as of December 31, 2023.

Credit risk represents the potential loss that would occur if counterparties related to repurchase agreements and security lending transactions fail to perform pursuant to the terms of their obligations. In addition to its financial instruments and related transactions, the Entity is subject to credit risk to the extent a counterparty with whom it conducts business is unable to fulfill contractual obligations.

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2023
(dollars in thousands)

NOTE H – RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity's securities transactions are primarily provided by BofA Securities, Inc. and SAL Equity Trading, GP, an entity affiliated through common ownership.

At December 31, 2023, all of the securities owned and securities sold, not yet purchased, and the amounts receivable from and payable to clearing brokers reflected on the statement of financial condition are securities positions with and amounts due from and to these clearing brokers. To the extent that there are securities at these clearing brokers, the securities serve as collateral for the amounts payable to such clearing brokers. The clearing brokers have the right to sell or repledge this collateral, subject to the clearing agreements with the Entity.

The Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

The Entity has agreed to indemnify BofA Securities, Inc. for losses that it may sustain from the customer accounts introduced by the Entity. As of December 31, 2023, there were no unsecured amounts owed to the clearing broker by these customers.

NOTE I – RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna International Group, LLP ("SIG"), Susquehanna Technology Management, Inc. ("STMI"), Susquehanna Israel Technologies Ltd. ("SITLTD"), Susquehanna Singapore Pte. Ltd. ("SSPTE"), Susquehanna Hong Kong Limited ("SHKL"), Susquehanna Business Development, Inc. ("SBD"), and Susquehanna Securities, LLC ("SS").

SIG acts as a common payment agent for the Entity for various direct and indirect operating expenses. The Entity pays for the indirect costs at an amount agreed upon between the Entity and SIG based on allocations determined at SIG's discretion. Included in payable to affiliates is $4,405 related to these direct and indirect operating costs.

SIG also provides infrastructure support services to the Entity. The Entity pays a monthly fee for these services based on allocations determined at SIG's discretion. Included in payable to affiliates is $194 related to these services.

The Entity provides infrastructure support services to various affiliates. These affiliates pay a monthly fee for these services based on allocations determined at the Entity's discretion. Included in receivable from and payable to affiliates is a net receivable of $33 related to these services.

STMI and SITLTD provide administrative and technology services to the Entity. The Entity pays a monthly management fee for these services based on allocations determined at STMI's and SITLTD's discretion, as applicable. Included in payable to affiliates are $223 and less than $1, respectively, related to these services.

SSPTE and SHKL provide services related to the introducing brokerage business to the Entity. The Entity pays a monthly fee for these services. Included in payable to affiliates are $279 and $173, respectively, related to these services.

SBD performs marketing services for the Entity. Included in payable to affiliates is $1,299 related to these services.

The Entity executes trades for various affiliates for which it receives commissions at various rates. Included in receivable from affiliates is $62 related to these services.

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2023
(dollars in thousands)

NOTE I – RELATED PARTY TRANSACTIONS (CONTINUED)

The Entity also executes trades for various affiliates for which it receives a fee based on monthly trading and execution charges, plus a surcharge to cover other costs. Included in receivable from affiliates is $147 related to these fees.

The Entity pays affiliated broker-dealers a fee based on their monthly trading and execution charges, plus a surcharge to cover other costs and, for certain affiliates, pays a monthly fixed fee. Included in payable to affiliates is $8 related to these fees.

The Entity has a sublicensing agreement with SIG. The agreement allows the Entity to utilize intellectual property and research and development, licensed by SIG from Wide Wing Financing LLC ("Wide Wing"), an entity affiliated through common ownership. Wide Wing is the exclusive owner of the intellectual property and all research and development related thereto. As consideration for the sublicense, the Entity pays an annual sublicensing fee equal to a percentage of the Entity's net trading profits, if any, as defined in the sublicensing agreement. Included in payable to affiliates is a sublicensing fee to SIG amounting to $416.

The Entity has a Master Securities Loan Agreement with SS pursuant to which the Entity borrows and loans securities against transfers of collateral. Included in securities borrowed is collateral of $201,327 and included in securities loaned is collateral of $1,312,673 related to this agreement. The fair values of securities borrowed from and loaned to SS were $195,691 and $1,300,062, respectively, as of December 31, 2023. Loan fees are accrued on gross collateral receivables and payables. Included in accrued trading receivables and accrued trading payables are $3,437 and $5,131, respectively, related to these fees.

Guaranteed payments in 2023 are determined based on a stated rate on a certain portion of the partners' contributed capital.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE J – LEASES

The Entity recognizes a right-of-use asset and corresponding lease liability relating to its operating office lease. Each lease payment reduces the balance of the lease liability with a portion being allocated to interest expense to produce a constant periodic rate of interest, which is equivalent to the Entity's incremental borrowing rate, on the remaining balance of the lease liabilities for each period. Lease expense is recognized on a straight-line basis over the life of the lease.

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2023
(dollars in thousands)

NOTE J – LEASES (CONTINUED)

The following is a schedule of future minimum payments required under the operating lease liability expiring March 2026 together with the present value as of December 31, 2023:

Year Ending December 31,		
2024	$	214
2025		218
2026		55
Total payments due under lease liability		487
Less discount to present value		(30)
Total lease liability	$	457

The table below presents additional information related to the Entity's office lease as of December 31, 2023:

Discount rate:	5.47 %
Remaining lease term:	2.25 years

The Entity recognizes a right-of-use asset relating to its equipment finance lease entered into during 2023. The Entity paid the full lease liability of $2,669 at the lease commencement date. The remaining lease term is 5.63 years. The right-of-use asset is amortized on a straight-line basis over the life of the lease and amounted to $2,502 at December 31, 2023.

NOTE K – FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Entity trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, interest rate risk, currency risk, credit risk, liquidity risk and other risks could exceed the related amounts recorded. In general, the Entity hedges its positions to mitigate these risks based on certain models. These models take into consideration the types of risks mentioned above in an attempt to identify arbitrage opportunities associated with various types of financial instruments held by the Entity. Losses may occur when the underlying assumptions on which the Entity's trading is based are not completely representative of actual market conditions. The success of any trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads and interest rates for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in relevant markets could adversely affect the Entity's operating results.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2023
(dollars in thousands)

NOTE K – FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Currency risk is the risk that the fair value of financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

Liquidity risk is the risk stemming from the lack of marketability of a position that cannot be bought or sold quickly enough to prevent or minimize a loss.

While the use of certain forms of leverage, including margin borrowing and derivative instruments, can substantially improve the return on invested capital; such use may also increase the adverse impact to which the portfolio of the Entity may be subject.

Short selling, or the sale of securities not owned by the Entity, exposes the Entity to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly, and in the case of equities, without effective limit. The Entity limits the risk associated with the short selling of equities by hedging with other financial instruments.

The Entity purchases and sells options on securities.

The seller of a call option which is covered (e.g., the seller has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument, less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

The seller of a put option which is covered (e.g., the seller has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset, in whole or in part, by any gain on the underlying instrument.

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2023
(dollars in thousands)

NOTE L – DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

Derivatives used for risk management include options, rights, and warrants.

The following table sets forth the annual volume of the Entity's derivative financial instruments by major product type on a gross basis at December 31, 2023:

	Annual Volume (Contracts) *	Fair Value		Statement of Financial Condition Location
		Assets	Liabilities	
Options	28	$ —	$ —	Securities owned
Rights	1,003	—	—	
Warrants	51	—	—	

   *   Annual volume of contracts shown is in thousands.

NOTE M – INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

The Entity's U.S. federal income tax return is generally subject to examination by the Internal Revenue Service for a period of three years after it is filed. State and local tax returns and/or other filings may be subject to examination for different periods, depending upon the tax rules of each applicable jurisdiction.

The Entity is not presently associated with an open tax examination.

At December 31, 2023, management has determined that there are no material uncertain income tax positions.

NOTE N – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital, as defined, of the greater of $250 or an amount determinable based on the market price and number of securities in which the Entity is a market-maker, not to exceed $1,000. As of December 31, 2023, the Entity had net capital of $281,283, which exceeded its requirement of $1,000 by $280,283.

SUSQUEHANNA FINANCIAL GROUP, LLLP

Notes to Statement of Financial Condition
December 31, 2023
(dollars in thousands)

NOTE O – SUBSEQUENT EVENTS

The Entity evaluated subsequent events to consider if the impact of such events needed to be reflected or disclosed on the statement of financial condition. Such evaluation was performed through February 28, 2024, the date that this statement of financial condition was issued.